                                                                    EXHIBIT 12.1
                                                                    ------------

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (UNAUDITED)

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                                  nine        nine
                                 months      months
                                 ended       ended
(Dollars in millions)           9/29/96     10/1/95     1995        1994       1993       1992       1991
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
Profit Before Tax                $43.4       $18.1      $29.4       $38.8     $ 56.8     $ 50.2     $ 29.4
Income (Loss) of 50% owned
  subsidiaries                     (.1)         .0        (.8)        0.3        2.0        3.1        1.9
Dividends received from
 less than 50% owned               2.7         2.5        2.6         1.6        1.3        2.4        0.4
 subsidiaries

Interest Expense                  32.5        33.6       44.9        44.9       37.4       38.6       39.8
25% of Rent Expense                2.9         2.3        3.9         3.2        3.2        2.7        2.6
                                 -----       -----      -----       -----     ------     ------     ------
  TOTAL FIXED CHARGES             35.4        35.9       48.8        48.1       40.6       41.3       42.4
Pre-tax earnings required
 to cover Preferred Dividends      0.0         0.0        0.0         0.0        0.0       10.2       15.2
                                 -----       -----      -----       -----     ------     ------     ------
  TOTAL FIXED CHARGES AND
    PREFERRED DIVIDENDS           35.4        35.9       48.8        48.1       40.6       51.5       57.6
                                 =====       =====      =====       =====     ======     ======     ======

EARNINGS BEFORE INCOME
 TAXES AND FIXED CHARGES         $81.4       $56.5      $79.5       $88.8     $100.7     $ 97.0     $ 74.1
                                 =====       =====      =====       =====     ======     ======     ======

 RATIO OF EARNINGS TO         2.3 to 1    1.6 to 1   1.6 to 1    1.8 to 1   2.5 to 1   2.3 to 1   1.7 to 1
  FIXED CHARGES

RATIO OF EARNINGS TO
 COMBINED FIXED
 CHARGES AND PREFERRED
 DIVIDENDS                    2.3 to 1    1.6 to 1   1.6 to 1    1.8 to 1    2.5 to 1  1.9 to 1   1.3 to 1
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Note 1:  For purposes of calculating the ratio of earnings to fixed charges,
         "earnings" consist of earnings from continuing operations before income taxes, adjusted for the portion of fixed charges deducted from such earnings. "Fixed charges" consist of interest on all indebtedness
         (including capital lease obligations and capitalized interest), amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor.

Note 2: The ratio of earnings to fixed charges, before special charges, for the nine months ended September 29, 1996 and October 1, 1995 were 2.5 to 1 and 1.9 to 1, respectively. The ratios of earnings to fixed charges, before the restructuring and special charges, for 1995 and 1994 were
         1.9 to 1 and 2.4 to 1, respectively.

Note 3: The above computations do not include any fixed charges related to the Company's guarantee of debt for Calspan SRL Corporation. The debt guarantee was $18.0 million at September 29, 1996 and $21.7 million at December 31, 1995.